March 12, 2020

Mike Smith
Interim Chief Financial Officer
Stitch Fix, Inc.
1 Montgomery Street
Suite 1500
San Francisco, CA 94104

       Re: Stitch Fix, Inc.
           Form 10-K for the Fiscal Year Ended August 3, 2019
           Filed October 2, 2019
           File No. 001-38291

Dear Mr. Smith:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services